UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SAEXPLORATION HOLDINGS, INC.
(Name Of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

78636X 113
(CUSIP Number of Class of Securities)

Brent Whiteley, Esq.
Chief Financial Officer, General Counsel and Secretary
SAExploration Holdings, Inc.
1160 Dairy Ashford Rd., Suite 160
Houston, Texas 77079
(281) 258-4400
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies of communications to:

W. Garney Griggs, Esq.
Strasburger & Price, LLP
909 Fannin Street, Suite 2300
Houston, Texas 77010
(713) 951-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,050,000	$1780.02(3)

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. SAExploration Holdings, Inc. (the “Company”) offered holders of a total of 15,000,000 warrants issued by the Company the opportunity to exchange such warrants for shares of the common stock, par value $0.0001 per share, of the Company by tendering ten warrants in exchange for one share of common stock. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the Over-the-Counter Bulletin Board on January 3, 2014, which was $0.87.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $136.40 for each $1,000,000 of the transaction valuation.

(3)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,391.04	Filing Party: SAExploration Holdings, Inc.
Form or Registration No.: Form S-4 (333-192034)	Date Filed: November 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by SAExploration Holdings, Inc., a Delaware corporation formerly named Trio Merger Corp. (the “Company”), with the Securities and Exchange Commission on January 7, 2014 (the “Original Schedule TO,” and as amended by this Amendment, the “Schedule TO”). The Schedule TO relates to an offer by the Company to each of its warrant holders to receive one share of common stock, par value $0.0001 per share, of the Company in exchange for every ten outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer (the “Offer”). The terms and conditions of the Offer, as well as, other information required by Schedule TO, are set forth in the Prospectus/Offer to Exchange, dated January 7, 2014 ( the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Original Schedule TO.

This Amendment is being filed to report the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Original Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on February 7, 2014, at 5:00 p.m., Eastern Time. Pursuant to the Offer, the Company accepted for exchange 14,418,193 Warrants, representing 96.12% of the outstanding Warrants of the Company. Pursuant to the terms of the Offer, the Company issued 1,441,813 shares of its common stock in exchange for such Warrants and paid $52.23 in cash in lieu of fractional shares.”

Item 12. Exhibits.

Item 12 of the Original Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(l)(F)	Press Release dated January 7, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2014).

(a)(1)(G)	Press Release dated February 10, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 12, 2014).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAEXPLORATION HOLDINGS, INC.

By	/s/ Brent Whiteley
Brent Whiteley
Chief Financial Officer, General Counsel and Secretary

Dated: February 24, 2014

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